

03051712

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 9-3-03

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8228

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 9 2003 WASH D.C. 152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNERS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 E. FOURTH STREET, SUITE 1300
(No. and Street)

CINCINNATI (City) OHIO (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN A. CONNERS 513-421-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDREW, LITTNER LLC
(Name – *if individual, state last, first, middle name*)

2368 VICTORY PARKWAY, SUITE 100 (Address) CINCINNATI, (City) OHIO (State) 45206-2810 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN A. CONNERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONNERS & CO., INC., as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

BARBARA M. ELLEMAN
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 09-25-0[illegible]

Barbara M. Elleman
Notary Public

John A. Conners
Signature

Sec CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2003
WASH. D.C. 152 SECTION

CONNERS & CO., INC.

ANNUAL AUDITED REPORT

JUNE 30, 2003

FORM X-17A-5, PART III - FACING PAGE

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

CONNERS & CO., INC.

INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

JUNE 30, 2003

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Conners & Co., Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of Conners & Co., Inc. (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. Due to the size of the Company and the limited personnel involved, it is not possible to have a system of internal control that would exist in a larger organization. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Conners & Co., Inc., for the year ended June 30, 2003, and this report does not affect our report thereon dated August 8, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Andrew Lattner LLC.
Certified Public Accountants

Cincinnati, Ohio
August 8, 2003

CONNERS & CO., INC.

FINANCIAL STATEMENTS
WITH
SUPPLEMENTARY INFORMATION

JUNE 30, 2003

ANDREW, LITTNER LLC

CERTIFIED PUBLIC ACCOUNTANTS

CONNERS & CO., INC.

YEAR ENDED JUNE 30, 2003

CONTENTS

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Conners & Co., Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Conners & Co., Inc. as of June 30, 2003 and the related statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conners & Co., Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10, 11, 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Andrew, Littner LLC.
Certified Public Accountants

Cincinnati, Ohio
August 8, 2003

2368 VICTORY PARKWAY, SUITE 100 - CINCINNATI, OHIO 45206-2810

CONNERS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash	$	541,694
Cash segregated in compliance with regulations		10,988
Total		552,682
Deposits with clearing organizations and other		21,448
Receivable from brokers		59,558
Receivable from customers		252,089
Refundable income tax		2,853
Total		314,500
Securities owned, at market value:		
Marketable		425,693
Other investments		57,105
Total		482,798
Accrued interest on securities owned		862
Deferred income tax benefit		9,274
Furniture and equipment, net of accumulated depreciation		23,315
Other assets		11,923
Total assets	$	1,416,802

LIABILITIES AND STOCKHOLDERS EQUITY

LIABILITIES		
Payable to broker	$	2,519
Payable to customers		102,569
Other accounts payable and accrued expenses		20,332
Total liabilities		125,419
SUBORDINATED BORROWINGS		200,000
STOCKHOLDERS EQUITY		
Common stock, no par value, 14,735 authorized, 5,982 issued and outstanding		598,200
Retained earnings		493,182
Total stockholders equity		1,091,382
Total liabilities and stockholders	$	1,416,802

CONNERS & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2003

REVENUE		
Commissions:		
On transactions in listed equity securities executed on an exchange	$ 76,033	
On transactions in exchange listed securities executed over-the-counter	348,358	
All other security commissions	116,809	
Total		$ 541,200
Gains or (losses) on firm securities trading accounts		
From market making in over-the-counter equity securities	34,978	
From trading in debt securities	35,093	
Total		70,071
Profits or (losses) from underwriting and selling groups		129,928
Revenue from sale of investment company shares		130
Other revenue related to securities business		2,107
Other revenue		38,549
Total revenues		781,985
EXPENSES		
Registered representatives compensation	49,885	
Employee compensation and benefits	275,697	
Clearance paid to non-brokers	12,994	
Communications	99,047	
Occupancy and equipment costs	54,059	
Promotional costs	69,404	
Interest expense	14,444	
Regulatory fees and expenses	12,325	
Other expenses	259,588	
Total expenses		847,440
Income (loss) from operations		(65,455)
Unrealized (loss) on NASDAQ stock		(40,995)
Net income (loss) before income tax benefit		(106,450)
Income tax benefit		11,068
Net income (loss)		$ (95,382)

CONNERS & CO., INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock	Retained Earnings	Total Stockholders Equity
Balances at July 1, 2002	$ 598,200	$ 588,564	$ 1,186,764
Net income (loss)	...	(95,382)	(95,382)
Balances at June 30, 2003	$ 598,200	$ 493,182	$ 1,091,382

CONNERS & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2003

Balance at beginning and end of year	$ 200,000

CONNERS & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income(loss)		$ (95,382)
Adjustments to reconcile net income(loss) to net cash provided (used) by operations		
Depreciation and amortization	$ 15,543	
Unrealized loss on NASDAQ stock	40,995	
(Increase) decrease in:		
Deposits with clearing organizations and others	1978	
Receivbables from brokers and dealers	(17,939)	
Receivable from customers	(57,263)	
Refundable federal income tax	(2,853)	
Marketable securities owned	(202,565)	
Accrued interest on securities owned	654	
Deferred tax asset	(9,274)	
Other assets	(8,450)	
Increase (decrease) in:		
Payable to customers	92,023	
Accounts payable, accrued expenses and other liabilities	10,052	
Payable to brokers	(24,362)	
		(161,460)
Net cash provided (used) by operating activities		(256,842)
CASH FLOWS FROM INVESTING ACTIVITIES		...
CASH FLOWS FROM FINANCING ACTIVITIES		...
INCREASE (DECREASE) IN CASH		(256,842)
CASH AT BEGINNING OF YEAR		809,524
CASH AT END OF YEAR		$ 552,682
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid		$ 2,444
Income taxes paid		$ 2,859

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

Note A Summary of Significant Accounting Policies

Conners & Co., Inc. is primarily in the business of underwriting, brokerage, and trading of municipal bonds and related advisory services and its business is concentrated in the Cincinnati, Ohio metropolitan area. It is the Company's policy to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A brief description of the significant accounting policies applied by the Company in the preparation of the accompanying financial statements is as follows:

Method of accounting. The financial statements are prepared on the accrual method of accounting with transactions being recorded on the settlement date, generally the third business day following the transaction date.

Cash. Cash consists of cash on hand and bank demand deposits.

Furniture and equipment and depreciation. Furniture and equipment are stated at cost and are being depreciated over estimated useful lives of five to ten years, using accelerated methods. Depreciation expense for the year ended June 30, 2003 was $15,543.

Depreciable assets consist of:

Furniture and equipment	$ 234,275
Accumulated depreciation	210,960
Furniture and equipment, net of accumulated depreciation	$ 23,315

Securities valuation. Securities owned by the Company are carried at market value, or, in the absence of a quoted market value, at a fair value as determined by Company management. Unrealized gains and losses are included in the results of operations.

Marketable securities owned at June 30, 2003 were as follows:

	Market Value
State and municipal obligations	$ 194,525
Corporate obligations	...
Corporate stocks	231,168
	$ 425,695

Other investments (not readily marketable)	$ 57,105

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 2003

Note B Line of Credit

The Company has a $3,000,000 line of credit available through a local bank. The line may be withdrawn at the bank's discretion. As of June 30, 2003, the Company was not utilizing this line of credit.

Note C SEC Rule 15c3-3

Conners & Co., Inc. is subject to the full provisions of SEC Rule 15c3-3, the Customer Protection Rule. Pursuant to a computation dated June 30, 2003, the Company was not required to make a deposit into the Special Reserve Bank Account that was established for this purpose. At June 30, 2003, the special reserve bank account had a balance of $10,988.

Note D Net Capital Requirements

Pursuant to net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions and rules. Net capital may fluctuate on a daily basis. At June 30, 2003 the Company has net capital of $1,068,306 calculated under Rule 15c3-1 which was $818,306 in excess of the requirements of the Securities and Exchange Commission. Failure to maintain a minimum net capital may result in suspension or expulsion of the Company by the Securities and Exchange Commission.

Note E Related Party Transactions

Directors and officers of the Company and their associates maintain cash accounts with the Company and execute security transactions through the Company in the ordinary course of business. There were no accounts receivable from related parties at June 30, 2003.

Note F Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due on cash transactions. The Company holds securities owned by customers as collateral for receivables. The financial statements do not reflect this collateral. Customer receivables for which no collateral was held amounted to $37,164 at June 30, 2003. No allowance for doubtful accounts has been provided since management expects no material losses.

Note G Lease Commitments

The Company currently leases its office under operating leases commencing January 1, 1996 and expiring December 31, 2003. The minimum annual rental is $40,460 subject to certain concessions and increases based on costs. Rental expense, including utilities, charged to operations for the year ended June 30, 2003 was $40,915. The future minimum rental under the current lease agreements is as follows:

June 30, 2004	$ 20,234

Note H Capital Stock Restrictions

The Company and its shareholders have entered into an agreement which defines the rights and obligations of the shareholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 2003

Note I Profit-Sharing Plan

The Company has a qualified profit-sharing plan covering all employees meeting certain conditions; contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution to the plan was made for the year ended June 30, 2003.

Note J Income Tax Benefit

The income tax benefit of $11,068 is attributable to the June 30, 2003 operating loss.

The June 30, 2003 income tax loss totaled $114,783. Of this amount $11,959 was carried back to prior years to recover federal income taxes previously paid. The remaining $102,824 will be carried forward to subsequent years to offset future taxable income. This loss carryforward expires in the year ended June 30, 2023 However, a portion of this loss carryforward resulted from an unrealized loss on a not readily marketable security; therefore, the Company has reduced the deferred tax benefit due to the uncertainty of receiving any tax benefit from this unrealized loss.

	Utilization of loss	Estimated tax benefit
Carried back to recover taxes previously paid	$ 11,959	$ 1,794
Deferred tax benefit		
Carry forward to offset future taxable income	$ 102,824	$ 15,424
Less valuation allowance for reduction in tax benefit due to uncertainty of receiving tax benefit from unrealized loss	(40,995)	(6,150)
Deferred tax benefit	$ 61,829	$ 9,274

The income tax loss differs from the financial statement loss principally due to non-taxable bond interest, the dividends received credit, and certain non-deductible expenses.

Note K Concentration of Credit

Substantially all cash is deposited with a single federally insured Cincinnati, Ohio bank. The amount of deposit at any one time may exceed federally insured limits. At June 30, 2003 the amount was in excess of the federally insured limit by approximately $1,146,142.

Note L Subordinated Borrowing

The Company is obligated on a note payable to a partnership owned by the major stockholders of the Company in the amount of $200,000. Interest is charged at the rate of 6.125% per annum payable semiannually. This obligation originally matured May 31, 2002, however, the maturity date has been extended until December 31, 2003.

The loan is subordinated to the claims of the general creditors and has been approved by the National Association of Securities Dealers.

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 2003

Note M Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. As of June 30, 2003 there were no open transactions related to such underwriting commitments. Subsequent to the date of the accompanying financial statements, the Company has agreed to underwrite three separate issues of Clermont County, Ohio general obligation bonds and water and sewer bonds. The Company has also agreed to underwrite the issuance of limited tax general obligation water and sewer bonds for the City of Bucyrus, Ohio.

--***--

SUPPLEMENTARY INFORMATION

--***--

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2003

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL		
Total stockholders equity from		
Statement of financial condition		$ 1,091,382
Deduct shareholders equity not allowable for net capital		...
Total stockholders equity qualified for net capital		1,091,382
Add		
Liabilities subordinated to claims of general creditors		200,000
Total capital and allowable subordinated liabilities		1,291,382
Deductions and/or charges		
Non allowable assets		
Furniture and equipment	$ 23,315	
Other investments	57,105	
Related party receivable	...	
Unsecured customer debits	37,164	
Prepaid expenses	12,349	
Deferred federal tax asset	9,274	
Commissions receivable from other brokers	59,558	
		198,765
Net capital before haircuts on securities position		1,092,617
Haircuts on securities		
Trading and investment securities		
State and municipal government obligations	6,673	
Corporate obligations	...	
Corporate stocks	3,911	
	10,584	
Undue concentration	13,727	
		24,311
Net capital		$ 1,068,306

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2003

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Payable to brokers	$ 2,519
Payable to customers	102,569
Accrued federal income tax	...
Other accounts payable and accrued expenses	20,332
Total aggregate indebtedness	$ 125,420
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 8,362
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 818,306
Excess net capital at 1000%	$ 1,055,764
Percentage of aggregate indebtedness to net capital	11.7%
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per unaudited broker dealer computation	$ 1,091,151
Net (increase) in non-allowable assets	(4,049)
Net (increase) in haircuts and undue concentrations	(11,104)
Net adjustments to accounts payable and accrued expenses	(7,692)
Net capital	$ 1,068,306

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

CREDIT BALANCES		
Free credit balances and other credit balances in customers security accounts	$ 10,994	
Customers securities failed to receive	7,695	
Credit balances in firm accounts which are attributable to principal sales to customers	...	
Total credits		$ 18,689
DEBIT BALANCES		
Debit balances in customers cash accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 201,892	
Failed to deliver of customers securities not older than 30 days	...	
Total 15c3-3 debits		$ 201,892
RESERVE COMPUTATION		
Excess of total debits over total credits		$ 183,203
Required deposit		$ -0-
Amount held on deposit in "Reserve Bank Account"		10,988
Excess deposit		$ 10,988

THE FREQUENCY OF COMPUTATION IS MONTHLY

RECONCILIATION

There were no material differences between the Company's report reserve computation on the Focus Report of June 30, 2003 and the above computation.

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2003

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
A. Number of Items	NONE
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
A. Number of Items	NONE

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.